Exhibit 99.3

Lake Shore Gold Corp.
Reconciliation of differences between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States
For the years ended December 31, 2010, 2009 and 2008
(in thousands of Canadian Dollars except per share amounts)

Lake Shore Gold Corp (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Set out below are the material adjustments to net income (loss) for the years ending December 31, 2010, 2009 and 2008 and to shareholders’ equity at December 31, 2010, 2009 and 2008 in order to conform to accounting principles generally accepted in the United States (“US GAAP”).

Reconciliation of net income (loss)		2010	2009	2008
Net (loss) income as reported under Canadian GAAP		$(8,739)	$2,135	$(5,501)
Resource properties and deferred exploration
Exploration and evaluation costs	Note a	(59,551)	(33,635)	(15,087)
Development and pre-production costs	Note b, f	(10,568)	(9,478)	(21,797)
Production costs	Note c	(15,086)	—	—
Gain on sale of resource properties	Note d	4,498	—	—
Equity method investments
Dilution gains	Note e	101	—	—
Equity losses	Note e	(917)	—	—
Stock-based compensation	Note f	232	357	56
Flow-through share renunciation	Note g	66	—	(4,499)
Income taxes on US GAAP differences	Note h	19,873	9,310	9,959
Net loss based on US GAAP		$(70,091)	$(31,311)	$(36,869)

Net loss per share based on US GAAP basic		$(0.20)	$(0.14)	$(0.24)
Net loss per share based on US GAAP, diluted		$(0.20)	$(0.14)	$(0.24)

Reconciliation of shareholders’ equity		2010	2009	2008
Shareholders’ equity as reported under Canadian GAAP		$934,327	$837,619	$242,577
Resource properties
Exploration and evaluation costs	Note a	(141,895)	(82,344)	(48,709)
Development and pre-production costs	Note b, f	(42,196)	(31,620)	(22,037)
Production costs	Note c	(15,086)	—	—
Gain on sale of resource properties	Note d	4,498	—	—
Equity method investments
Dilution gains	Note e	101	—	—
Equity losses	Note e	(917)	—	—
Flow-through share renunciation	Note g	(5,099)	(5,374)	—
Income taxes on US GAAP differences	Note h	48,285	28,412	19,102
Shareholders’ equity based on US GAAP		$782,018	$746,693	$190,933

Lake Shore Gold Corp
Reconciliation of differences between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States

For the years ended December 31, 2010 and 2009
(in thousands of Canadian Dollars)

The following sets out the material balance sheet differences between Canadian and U.S. GAAP:

		2010	2009

Resource properties and deferred exploration
As reported under Canadian GAAP		$956,555	$849,193
Exploration and evaluation costs	Note a	(141,895)	(82,344)
Development and pre-production costs	Note b, f	(32,859)	(24,619)
Production costs	Note c	(28,080)	—
Investment in RT Minerals and Northern Superior	Note d	5,534	—
Reclassification of property, plant and equipment	Note i	(43,474)	(32,000)
US GAAP		$715,781	$710,230

Property, plant and equipment
As reported under Canadian GAAP		$51,733	$28,723
Development and pre-production costs	Note b, f	(9,337)	(7,001)
Production costs	Note c	(2,836)	—
Reclassification of property, plant and equipment	Note i	43,474	32,000
US GAAP		$83,034	$53,722

Inventory
As reported under Canadian GAAP		$—	$—
Ending inventory	Note c	15,830	—
US GAAP		$15,830	$—

Equity investments
As reported under Canadian GAAP		$10,748	$653
Dilution gains	Note e	101	—
Equity losses	Note e	(917)	—
Disposal of resource properties	Noted	(1,036)	—
US GAAP		$8,896	$653

Flow-through share premium liability
As reported under Canadian GAAP		$—	$—
Flow-through shares issuance	Note g	5,099	5,374
US GAAP		$5,099	$5,374

Future income tax liabilities
As reported under Canadian GAAP		$148,097	$152,975
Income taxes on US GAAP differences	Note h	(48,285)	(28,412)
US GAAP		$99,812	$124,563

Lake Shore Gold Corp

Reconciliation of differences between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States

For the years ended December 31, 2010 and 2009

(in thousands of Canadian Dollars)

As a result of the adjustments described in notes (a), (b) and (c), the following totals would be presented in the consolidated statements of cash flows under US GAAP:

	2010	2009

Cash used in operating activities	$(93,321)	$(50,731)
Cash used in investing activities	$(38,305)	$(57,156)

Lake Shore Gold Corp.
Notes to the Reconciliation to accounting principles generally accepted in the United States
For the years ended December 31, 2010, 2009 and 2008

a)                                    Exploration and evaluation costs

Canadian GAAP permits the costs of acquiring a resource property as well as exploration and evaluation expenditures incurred during the search for a commercially viable ore body to be capitalized.  Under US GAAP, acquisition costs are capitalized; however, exploration and evaluation expenditures are expensed as incurred.  For US GAAP purposes the Company has therefore expensed its exploration and evaluation expenditures incurred during the search for a commercially viable ore body.

Under Canadian GAAP, expenditures associated with exploration and evaluation costs are classified as an investing activity in the statement of cash flows whereas such expenditure is classified as an operating activity under US GAAP.

b)                                    Development and pre-production costs

Canadian GAAP allows development and pre-production costs to be capitalized until commercial production is established and then amortized on the unit-of-production basis. Under US GAAP, development costs are capitalized subsequent to the establishment of proven and probable reserves until production and then amortized on the unit of production basis.  Pre-production costs are expensed as incurred.

c)                                     Production costs

Under Canadian GAAP, the Company declared commercial production on the Timmins Mine Project effective January 1, 2011.  Under US GAAP, the production phase of a mine is deemed to begin when saleable minerals are produced.  For US GAAP purposes, the Timmins Mine Project attained production effective July 1, 2010.

d)                                    Gain on disposal of resource properties

Under Canadian GAAP the Company recognized a loss on the disposal of the Ti-Pa-haa-kaa-ning property and a gain on the disposal of the Bazooka property.  As a result of the difference discussed in adjustment (a), these properties had different carrying values under US GAAP which resulted in the recognition of a gain on the disposal of the Ti-Pa-haa-kaa-ning property and the recognition of a greater gain in respect of the Bazooka property.

e)                                     Investment in RT Minerals and Northern Superior

Under US GAAP the exploration and evaluation expenditures incurred by RT Minerals and Northern Superior must be expensed prior to the calculation of the Company’s equity pickup.  This adjustment increased the Company’s equity pickup of RT minerals and Northern Superior and impacted the dilution gains and losses recognized in respect of these investments.

Lake Shore Gold Corp.
Notes to the Reconciliation to accounting principles generally accepted in the United States
For the years ended December 31, 2010, 2009 and 2008

Under Canadian GAAP the loss on the disposal of the Ti-Pa-haa-kaa-ning resource property and the gain on the disposal of the Bazooka property impacted the change in the carrying value of the investment in Northern Superior and the investment in RT Minerals respectively.  Under US GAAP, the difference discussed in adjustment (d) impacted the change in the carrying value of these investments resulting from these disposals.

f)                                        Stock-based compensation

Stock options are required to be accounted for using the fair value method under both Canadian and US GAAP. Canadian GAAP permits forfeitures to be accounted for as they occur whereas the compensation expense recognized for stock-based awards under US GAAP must reflect an estimate of forfeitures at the time of the grant. Compensation expense was reduced as a result of this difference and therefore, the adjustment described in (b) was also impacted by this difference.

g)                                    Flow-through share renunciation

Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  Under Canadian GAAP, in association with the issuance of flow through shares, the Company recognizes a future income tax liability relating to the temporary difference resulting from the renouncement of tax deductions to holders of the flow-through shares as a cost of issuing the securities.  The future income tax liability is recognized, and the shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

Under US GAAP the proceeds from the issuance of flow through shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  The difference between the amount of the deferred tax liability and the liability recognized on issuance is recognized as income tax expense.

h)                                    Income taxes on US GAAP differences

The adjustment to tax expense is the cumulative tax effect of the adjustments under US GAAP.

i)                                       Mining income taxes

Canadian GAAP requires income tax assets and liabilities to be measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the liability is settled or the asset is realized.  The rates are normally those that are either enacted or substantially enacted at the balance sheet date.

Lake Shore Gold Corp.
Notes to the Reconciliation to accounting principles generally accepted in the United States
For the years ended December 31, 2010, 2009 and 2008

Under US GAAP, the effect of a change in tax laws or rates should be recognized at the date of enactment.  The use of a substantively enacted income tax rates or laws is not permitted.

j)                                        Reclassification of property, plant and equipment

Under Canadian GAAP certain items of property, plant and equipment were classified within resource properties and deferred exploration.  Under US GAAP the aggregate carrying amount of property, plant and equipment included in resource properties and deferred exploration was reclassified to property, plant and equipment.  Depreciation expense was increased as a result of this difference and therefore the adjustment described in (b) was also impacted by this difference.